John M. Mutkoski 617.570.1073 jmutkoski@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 8, 2006

VIA EDGAR AND COURIER

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Animal Health International, Inc.

Registration Statement on Form S-1

Filed September 28, 2006

File No. 333-137656

Dear Mr. H. Christopher Owings:

This letter is submitted on behalf of Animal Health International, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on September 28, 2006 (the “Registration Statement”), as set forth in your letter dated October 25, 2006 to James C. Robison (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement, which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have enclosed four (4) copies of Amendment No. 1 to the Registration Statement, which has been marked to show the changes from the Registration Statement. We have also enclosed for your review certain supplemental information requested in the Comment Letter.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Mr. H. Christopher Owings

November 8, 2006

Animal Health International, Inc.

Form S-1

General

Comment No. 1

We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and has provided some of the requested disclosure in Amendment No. 1 and will provide the remaining disclosure in a subsequent amendment to the Registration Statement for the Staff’s review prior to any distribution of preliminary prospectuses.

Comment No. 2

Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response to Comment No. 2

The prospectus contained in Amendment No. 1 contains certain pictures, graphics and artwork for the Staff’s review and consideration. The Company will supplementally provide the Staff via overnight courier a copy of such pictures, graphics and artwork.

Prospectus Cover Page

Comment No. 3

Please include pro forma financial information reflecting the receipt and application of offering proceeds as required by Article 11 of Regulation S-X or tell us why pro forma financial information would not be material to investors. Please note that a narrative description of the pro forma effects of the transaction may be furnished in lieu of the pro forma statements described in Article 11 where a limited number of pro forma adjustments are required and easily understood. Please also note that the denominator in computing pro forma earnings per share should include common shares whose proceeds are being reflected in pro forma adjustments in the income statements. Common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma earnings per share.

Response to Comment No. 3

The Company respectfully advises the Staff that it believes that pro forma financial information reflecting the receipt and application of offering proceeds as required by Article 11

Mr. H. Christopher Owings

November 8, 2006

of Regulation S-X is not required because none of the of the requirements have been met. The Company has not made a significant acquisition, proceeds from the offering have not been identified to be applied directly to the purchase of a specific significant business, no spin-offs are planned, the Company is not part of a roll-up transaction, the Company was not previously part of another entity, nor has consummation of other events or transaction occurred or is probable for which pro forma financial information would be material to investors. However, the Company advises the Staff that it has revised the footnote on page 39 of Amendment No. 1 to describe the pro forma effects of the transaction.

Prospectus Summary, page 1

Comment No. 4

Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. As currently disclosed, this section appears lengthy and repeats much of the information fully discussed in the business section. For example, we note your disclosure under “Our strengths” and “Our strategy.” Further, your disclosure under “Recent Developments” should be relocated to an appropriate section in the body of the prospectus. See Instruction to Item 503(a) of Regulation S-K. To the extent you retain limited amounts of disclosure, please consider the applicability of any comments issued in the business section.

Response to Comment No. 4

The Company has revised its disclosure in Amendment No. 1, where appropriate throughout the “Summary” section, in response to the Staff’s comment. The Company supplementally advises the Staff that it has deleted its disclosure under “Recent Developments” from the Prospectus Summary because as of September 30, 2006, these disclosures are no longer considered recent developments.

Comment No. 5

We note your disclosure in last sentence of the first paragraph that statistical information in the prospectus speaks only as of June 30, 2006. Please note that your disclosure in the prospectus should be updated to the latest practicable date. For example, on page 5, you disclose that there were 3,696,870 shares of common stock outstanding as of June 30, 2006, this figure should be updated to the latest practicable date. Please revise throughout your document accordingly.

Response to Comment No. 5

The Company has revised its disclosure throughout Amendment No. 1 to include the latest practicable dates in response to the Staff’s comment. The Company supplementally advises the Staff that there have been no material changes to the outstanding capitalization since September 30, 2006.

Mr. H. Christopher Owings

November 8, 2006

Comment No. 6

Please provide support for the qualitative and comparative statements contained in your prospectus. We note the following examples:

•	“We believe we are the largest distributor in the production animal health products market and a leader in the companion animal health products market,” page 2;

•	“We have spent $19.0 million over the past five years developing an industry leading … information technology platform,” page 2; and

•	“We believe our technology platform’s comprehensive real-time information affords us a competitive advantage in product pricing, inventory control and customer management, and has the capacity to support a doubling of our product sales, with minimal incremental investment,” page 2.

These are only examples. To the extent the statement represents management’s belief, please tell us the basis for that belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Response to Comment No. 6

The Company has revised the disclosure in Amendment No. 1 on pages 2, 43 and 44 in response to the Staff’s comment. The Company supplementally advises the Staff that it is submitting marked copies of the materials that support the qualitative and comparative statements contained in its prospectus and referenced in the Staff’s Comment via overnight courier.

Our business, page 1

Comment No. 7

We note your disclosure of $571.2 million of net sales and $23.8 million of operating income for fiscal year ended June 30, 200. Please expand your disclosure to also include net income. We note similar disclosure on page 39 as well.

Response to Comment No. 7

The Company has revised its disclosure in Amendment No. 1 to include net income on pages 1 and 42 in response to the Staff’s comment.

Corporation information, page 3

Comment No. 8

We note your disclosure that you maintain a website at www.ahii.com. As we were unable to access this website, please advise us as to the status and availability of this website.

Mr. H. Christopher Owings

November 8, 2006

Response to Comment No. 8

The Company advises the Staff that the website, www.ahii.com, is now available.

The offering, page 5

Comment No. 9

Please expand your disclosure to include the offering price of the common shares.

Response to Comment No. 9

The Company expects to include the offering price of its common stock in a subsequent amendment, prior to the distribution of preliminary prospectuses. The Company supplementally advises the Staff that it has included a placeholder for the offering price range of its common stock on page 4 of Amendment No. 1. Please refer to the Company’s Response to Comment 43 for a discussion of the Company’s valuation of its common stock.

Risk Factors, page 8

Comment No. 10

In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:

•	The outbreak of an infectious disease within an animal…, page 8;

•	The loss of products or delays in product availability…, page 10;

•	If we fail to comply with or become subject to more…, page 13;

•	We may be subject to product liability and other claims…, page 14;

•	Performance problems with our information systems…, page 17; and

•	We rely upon third parties to ship products to our customers…, page 17.

If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Again, these are only a few examples. Please revise accordingly throughout.

Response to Comment No. 10

The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment, eliminating some of the risk factors that the Company believes are generic and revising others so that they more specifically apply to the Company, its industry and/or the offering.

Mr. H. Christopher Owings

November 8, 2006

Comment No. 11

Some of your risk factors indicate that if the risk materializes, it could have a material effect on your “[b]usiness, financial condition and results of operation” or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Response to Comment No.11

The Company has revised its disclosure in Amendment No. 1, where appropriate throughout the “Risk Factors” section, in response to the Staff’s comment.

If third parties claim that we infringe upon their intellectual property rights.…page 15

Comment No. 12

Please revise the risk factor to more specifically discuss the types of intellectual property rights that you may infringe upon. For example, since you mention patents, please disclose the types of patents that you may infringe upon as a distributor of animal health products. Please revise so that the material risk is clear to investors.

Response to Comment No. 12

The Company has revised this risk factor to more specifically discuss the types of intellectual property rights that it may infringe upon in its disclosure in Amendment No. 1 in response to the Staff’s comment.

We may be required to record a charge to earnings if our goodwill or other.…page 18

Comment No. 13

Please revise the risk factor to more clearly describe the material risk to investors. For example, please discuss the reason(s) why and the likelihood that your goodwill and other intangible assets may be impaired.

Response to Comment No. 13

The Company has revised this risk factor to more clearly describe the material risk to investors in its disclosure in Amendment No. 1 in response to the Staff’s comment.

Selected consolidated financial data, page 27

Comment No. 14

Financial data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. Refer to SAB Topic 11:E. Please revise the order of the columns appearing in the table and in “Summary consolidated financial data” on

Mr. H. Christopher Owings

November 8, 2006

page 6. Alternatively, revise the order of the columns in the consolidated financial statements and related footnotes included in the filing.

Response to Comment No. 14

The Company has revised the order of the columns appearing in the consolidated financial statements and related footnotes in Amendment No. 1 in response to the Staff’s comment.

Comment No. 15

Please revise to disclose earnings per share data for the Predecessor periods presented as required by Item 301 of Regulation S-K. Please similarly revise “Summary consolidated financial data” on page 6.

Response to Comment No. 15

The Company respectfully advises the Staff that due to changes in the Company’s capital structure, including the transactions entered into with Bain Capital Partners V, L.P. and Charlesbank Capital Partners LLC, as well as the recent debt refinancing and cash dividend paid to the preferred stockholders, the earnings per share data for the Predecessor periods presented as required by Item 301 yields irrelevant data and is thus misleading and not meaningful to investors.

Comment No. 16

Please insert a bold line between the financial data of the Predecessor and Successor. Please similarly revise “Summary consolidated financial data” on page 6.

Response to Comment No. 16

The Company has inserted a line between the financial data of the Predecessor and Successor in the tables labeled “Consolidated statement of operations data” and “Summary consolidated financial data” in Amendment No. 1.

Comment No. 17

Please revise the definition of Adjusted EBITDA in the first sentence of footnote (6) to identify all adjustments to net income. Please also disclose the manner in which management compensates for the material limitations of adjusted EBITDA as an analytical tool and the substantive reasons why management believes Adjusted EBITDA provides useful information to investors. Please refer to Questions 8 and 14 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please similarly revise “Summary consolidated financial data” on page 6.

Mr. H. Christopher Owings

November 8, 2006

Response to Comment No. 17

The Company has revised the definition of Adjusted EBITDA in the first sentence of footnote (6) to identify all adjustments to net income by adding in “acquisition costs” in its disclosure in Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the Staff that it has not made any other changes to the footnote because it believes that it sufficiently discloses the manner in which management compensates for the material limitations of adjusted EBITDA as an analytical tool and the substantive reasons why management believes Adjusted EBITDA provides useful information to investors.

Comment No. 18

It appears that working capital as defined in footnote (5) is a non-GAAP measure since the measure excludes borrowings under your revolving credit agreement. Please include the disclosures required by Item 10(e) of Regulation S-K or tell us why you believe such disclosure is not required. Any revisions should also be presented in “Summary consolidated financial data” on page 6.

Response to Comment No. 18

The Company respectfully advises the Staff that it excludes borrowings under the revolving credit facility from this definition of working capital because these borrowings do not mature within the next year. However, borrowings under the Company’s revolving credit facility are classified as a current liability since the credit agreements contain a subjective acceleration clause and contractual provisions under lock-box arrangements that require the cash receipts of the Company to be used to repay amounts outstanding under the revolver. The Company advises the Staff that it has revised its disclosure in Amendment No. 1 in footnote (5) on pages 6, 28 and 29 to include tables reflecting the adjusted working capital amounts as of June 30, 2004, 2005 and 2006 and for the three months ended September 30, 2005 and 2006.

Management’s discussion and analysis of financial condition and results…, page 29

Comment No. 19

Please confirm that you do not have any off-balance sheet arrangements. See Item 303(a)(4) to Regulation S-K.

Response to Comment No. 19

The Company has revised the disclosure in Amendment No. 1 on page 38 in response to the Staff’s comment.

Comment No. 20

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional

Mr. H. Christopher Owings

November 8, 2006

information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please also describe any known material trends, favorable or unfavorable, in your capital resources. Please indicate any expected material changes in the mix and relative cost of such resources. In addition, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, including recent regulatory changes, and

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response to Comment No. 20

The Company has revised the disclosure in Amendment No. 1 on pages 30, 31, 36 and 39 in response to that Staff’s Comment.

Overview, page 29

Comment No. 21

We note your disclosure, “[t]he demand for dairy products has increased” and “We anticipate that the dairy market will continue to expand in the future.” We also note your disclosure, “The dairy market is undergoing significant consolidation resulting in a shift towards larger operations. We estimate that dairies with 500 or more cattle currently account for 45% of the milk producing cow population in the United States, as compared to 24% in 1997.” Please revise here, and throughout your document as applicable, to disclose the source(s) or bases for these types of statements.

Response to Comment No. 21

The Company has revised the disclosure in Amendment No. 1 on pages 30, 31, 48 and 49 in response to the Staff’s comment.

Results of operations, page 31

Comment No. 22

Please insert a bold line between the financial data of the Predecessor and Successor in the tabular presentations on pages 31 and 34.

Response to Comment No. 22

The Company has inserted a line between the financial data of the Predecessor and Successor in the tabular presentation labeled “Summary consolidated results of operations table” in Amendment No. 1. The Company supplementally advises the Staff that the tabular

Mr. H. Christopher Owings

November 8, 2006

presentation labeled “Consolidated statements of operations for the quarter ended” in Amendment No. 1 no longer contains Predecessor periods.

Comment No. 23

Please quantify to the extent practicable the increases in net sales attributable to new products and expansion into new territories and the impact of increased sales in advance of price increases in 2005 in your discussion and analysis of net sales on pages 32 and 33. Please also disclose how gross profit benefited from the increase in net sales and manufacturer rebates and quantify each factor to extent practicable in your discussion of gross profit on page 32. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response to Comment No. 23

The Company has revised the disclosure in Amendment No. 1 on pages 34 and 35 in response to the Staff’s comment. The Company supplementally advises the Staff that it cannot accurately quantify increases in net sales attributable to new products and expansion into new territories.

Fiscal 2006 compared to fiscal 2005, page 32

Comment No. 24

It appears that the number of field service representatives disclosed in the “net sales” paragraph decreased as opposed to increased. Please revise accordingly.

Response to Comment No. 24

The Company has revised its disclosure in Amendment No. 1 on page 34 in response to the Staff’s comment.

Fiscal 2005 compared to fiscal 2004, page 33

Comment No. 25

Please quantify the increase in sales volume-related commissions and the increase in bad debts in your discussion of selling, general and administrative expenses.

Response to Comment No. 25

The Company has revised its disclosure in Amendment No. 1 on page 35 in response to the Staff’s comment.

Mr. H. Christopher Owings

November 8, 2006

Consolidated statements of operations for the quarter ended, page 34

Comment No. 26

Please disclose basic and diluted net income (loss) per share for each quarter presented as required by Item 302(a)(1) of Regulation S-K. Please clearly label the Predecessor and Successor columns.

Response to Comment No. 26

The Company respectfully advises the Staff that due to changes in the Company’s capital structure, including the transactions entered into with Bain Capital Partners V, L.P. and Charlesbank Capital Partners LLC, as well as the recent debt refinancing and cash dividend paid to the preferred stockholders, and in accordance with the guidance set forth Item 303(b) of Regulation S-K which does not include a requirement to disclose earnings per share for this table, the Company has not included the basic and diluted net income (loss) per share for each quarter presented in Amendment No. 1. The Company supplementally advises the Staff that there are no longer any Predecessor columns in Amendment No. 1 due to the inclusion of the September 30, 2006 financials.

Business, page 39

Comment No. 27

Please expand your disclosure to describe the general development of your business during the past five years, or any earlier periods if material to understanding the general development of your business. For example, please disclose your acquisition by Charlesbank Capital Partners LLC in June 2005. See Item 101 (a) to Regulation S-K.

Response to Comment No. 27

The Company has expanded its disclosure in Amendment No. 1 to describe the general development of its business during the past five years, and any earlier periods that are material to understanding the general development of its business, including the Company’s acquisition by Charlesbank Capital Partners LLC in June 2005 on page 42 in response to the Staff’s comment.

Comment No. 28

We note that your disclosure contains many terms that appear promotional in nature, which is inappropriate in a disclosure document. For example, we note your use of “leading,” “strong relative local market share,” “effectively place products,” “deep relationships,” “rapid product fulfillment,” “add significant value,” “extensively trained,” “expansive knowledge,” “industry leading,” “strong, experienced and disciplined management,” etc. Please revise your disclosure to eliminate the promotional tone of your document.

Mr. H. Christopher Owings

November 8, 2006

Response to Comment No. 28

The Company has revised its disclosure throughout Amendment No. 1 in response to the Staff’s comment by modifying and/or deleting the terms that appear promotional in nature.

Our strengths, page 40

Comment No. 29

We note that your disclosure in this section highlighting what you believe to be your strengths. For balance, please disclose any disadvantages, challenges or weaknesses regarding any aspect of your business operations.

Response to Comment No. 29

The Company has revised its disclosure in Amendment No. 1 by adding a section labeled “Our Challenges” on page 44 in response to the Staff’s comment.

Our Strategy, page 41

Comment No. 30

We refer you to your disclosure under “Make selective acquisitions.” Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Further, please explain what you mean when you say that you are positioned to play a leading role in the consolidation of the industry.

Response to Comment No. 30

The Company has revised its disclosure in Amendment No. 1 by discussing its acquisition strategy on page 45 in response to the Staff’s comment.

Products, page 42

Comment No. 31

Please define “probiotics,” as used in the first paragraph of this section. In this regard, please define all technical or industry-specific terms that have not been defined throughout your filing.

Response to Comment No. 31

The Company has revised its disclosure in Amendment No. 1 by defining the term “probiotics” and others on page 46 in response to the Staff’s comment.

Mr. H. Christopher Owings

November 8, 2006

Manufacturers, page 46

Comment No. 32

We note your disclosure that the livestock products agreement with Pfizer has a one year term and expires on December 31, 2006. It appears, however, that the exhibit index indicates that the agreement is dated September 9, 2006. Further, the agreement itself appears to have been executed on September 9, 2006, however, the effective date of the agreement is January 1, 2006. Please revise to explain the apparent inconsistency.

Response to Comment No. 32

The Company advises the Staff that the livestock products agreement with Pfizer has a one year term and expires on December 31, 2006. The exhibit index correctly indicates that the agreement is dated September 9, 2006. Due to extended negotiations, the agreement was not signed by both parties until September 9, 2006. Notwithstanding the date of execution of the agreement, the Company advises the Staff that the parties were operating under the agreement as of January 1, 2006 and confirms its disclosure in Amendment No. 1 that the effective date of the agreement is January 1, 2006.

Comment No. 33

Please expand your disclosure to more fully describe the rebate programs that you participate in with your manufacturers.

Response to Comment No. 33

The Company has revised its disclosure in Amendment No. 1 by describing the rebate programs it participates in on page 50 in response to the Staff’s comment.

Management, page 54

Executive officers and directors, page 54

Comment No. 34

Please briefly revise your business experience descriptions to disclose the nature of business of any entities that your officers, directors and key employees worked for during the past five years. For example, please disclose the nature of business of TrinTel Communications, Inc., Charlesbank Capital Partners LLC, Wade Jones Company, etc.

Response to Comment No. 34

The Company has revised its disclosure in Amendment No. 1 by describing the nature of business of any entities that the officers, directors and key employees worked for during the past five years on page 58 in response to the Staff’s comment.

Mr. H. Christopher Owings

November 8, 2006

Supplemental Disclosure, page 56

Comment No. 35

As currently disclosed, your description of the factual events relating to the referenced cease-and-desist order does not appear to fully conform to the factual findings contained in Administrative Proceeding Release No. 33-8717 (June 28, 2006). Please revise to ensure that your disclosure fully conforms to the findings contained in the cease-and-desist order.

Response to Comment No. 35

The Company has revised its disclosure in Amendment No. 1 by revising the “Supplemental disclosure” on page 59 in response to the Staff’s comment.

Board of directors, page 56

Comment No. 36

Please revise your disclosure to briefly describe the stockholders agreement pursuant to which some of your directors were selected to serve on the board of directors. See Item 401 (a) of Regulation S-K.

Response to Comment No. 36

The Company has revised its disclosure in Amendment No. 1 to describe the board selection provisions of the stockholders agreement on page 60 in response to the Staff’s comment.

Certain transactions, page 69

General, page 69

Comment No. 37

We note your disclosure that James Robison and Greg Eveland have “[c]ommitments to invest $1,000,000 and $500,000, respectively, in Charlesbank Equity Fund VI.…” Please disclose the nature of the interests that James Robison and Greg Eveland will receive for their cash investments.

Response to Comment No. 37

The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment by disclosing on page 72 that James Robison and Greg Eveland will receive limited partnership interests for their cash investments in Charlesbank Equity Fund VI.

Mr. H. Christopher Owings

November 8, 2006

Principal and selling, stockholders, page 71

Comment No. 38

Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Response to Comment No. 38

The Company advises the Staff that, based on representations it has received from the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Comment No. 39

For each selling stockholder that is an affiliate of a broker-dealer, please disclose, if true, that

•	the seller purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

Response to Comment No. 39

As discussed in Response to Comment 38, the Company advises the Staff that, based on representations it has received from the selling stockholders, no selling stockholder is an affiliate of a broker-dealer.

Shares eligible for future sale, page 78

Lock-up agreements, page 79

Comment No. 40

Please disclose the factors that the underwriters will consider if they agree to permit persons subject to the lock-up agreement to sell securities prior to the expiration of the lock-up period.

Response to Comment No. 40

The Company has revised its disclosure in Amendment No. 1 by disclosing the factors that the underwriters will consider if they agree to permit persons subject to the lock-up

Mr. H. Christopher Owings

November 8, 2006

agreement to sell securities prior to the expiration of the lock-up period on page 82 in response to the Staff’s comment.

Rule 701, page 80

Comment No. 41

We note your disclosure that under Rule 701, “[e]mployees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock plan…is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply.…” Please note that under Rule 701(g), securities may be resold by affiliates in reliance on Rule 144 without compliance with paragraph (d) of Rule 144 only. Please revise your disclosure accordingly.

Response to Comment No. 41

The Company has revised its disclosure in Amendment No. 1 on page 83 in response to the Staff’s comment.

Consolidated financial statements, page F-1

Comment No. 42

Please consider updating your financial statements in your next amendment to include unaudited financial statements for the first quarter of fiscal 2007. Refer to Rule 3-12(a) of Regulation S-X. The financial information presented throughout the filing should also be updated when you include an interim balance sheet in accordance with Rule 3-12(a) of Regulation S-X.

Response to Comment No. 42

The Company has revised its disclosure in Amendment No. 1 by adding unaudited financial statements for the first quarter of fiscal 2007 in response to the Staff’s comment.

Comment No. 43

For the period from July 1, 2005 to the present, please provide us with a table of each issuance of common stock and preferred stock reflecting the date of each issuance, the terms associated with each issuance (number of shares, stock price paid, conversion price and terms), the fair value of a share of your common stock or preferred stock on each issuance date, how you determined the fair value on each date, and the amount of any compensation expense or other charges recorded in your financial statements associated with each issuance, including how you calculated any amount recorded. If any amounts are being amortized rather than expensed immediately, also tell us how you determined the amortization period. If the fair value you indicate for your stock on any of the issuance dates is less than the anticipated initial public offering price, also describe the intervening events which occurred between the issuance date

Mr. H. Christopher Owings

November 8, 2006

and the date you filed your registration statement that significantly increased the fair value of your stock. Tell us the business reason or event that caused each increase in the fair value of your common stock, the date on or period over which it occurred, the amount of the increase on a per share basis you attribute to each business reason or event, and why you believe the per share increase you attributed to each business reason or event was reasonable. Please also include the date you began discussions with your underwriters concerning the initial public offering and any valuations that were discussed. In addition, please reconcile the information in the table you provide to your consolidated statements of stockholders’ equity and the disclosures in Item 15 on page II-3, and to the amounts of compensation expense and other expenses recorded in your financial statements. We may have further comment after we review your response.

Response to Comment No. 43

The Company advises the Staff that the following table summarizes, on an aggregate basis, all issuances of common stock and preferred stock for the period from July 1, 2005 to the present, reflecting the date of each issuance, the number of shares issued, the purchase price paid for such shares and the fair market value of such shares on the date of issuance:

Issuance Date	Number of Shares	Class	Purchase Price	Fair Market Value	Intrinsic Value
8-Aug-05	2,548,120	Common	$0.02238	$0.02238	$0.00000
8-Aug-05	169,790	Preferred	$2.23800	$2.23800	$0.00000
30-Sep-05	1,086,250	Common	$0.02238	$0.02238	$0.00000
11-Nov-05	55,000	Common	$0.02238	$0.02238	$0.00000
11-Nov-05	637,790	Preferred	$2.23800	$2.23800	$0.00000

Note: The shares of preferred stock and common stock and the price per share of preferred stock and common stock reflected in this response have already been split adjusted for the 10:1 common stock split.

Issuance Dates

The 2,548,120 shares of common stock issued on August 8, 2005 were issued to three (3) executive officers pursuant to commitments by the Company that were made in June 2005. Such commitments by the Company to issue such shares of common stock were evidenced by approval by the board of directors pursuant a Written Consent in Lieu of Meeting dated June 30, 2005 and pursuant to amendments to such executive officer’s respective employment agreements effected on June 30, 2005. Due to administrative delay, such issuances were not documented with restricted stock agreements (and payment for the shares was not made) until August 8, 2005.

The 1,086,250 shares of common stock issued on September 30, 2005 and the 55,000 shares of common stock issued on November 11, 2005, were issued to employees pursuant to a process authorized by the board of directors in August 2005. As a result of such process, such issuance ere not documented with restricted stock agreements (and payment for the shares was not made) until September 30th and November 11th, respectively.

Description of capital stock

Mr. H. Christopher Owings

November 8, 2006

Preferred stock

The holders of preferred stock are entitled to vote together with the common stockholders on all matters submitted to a vote of the stockholders. Holders of preferred stock shall be entitled to receive dividends out of funds legally available at such times and in such amounts as are declared on or to be received by holders of outstanding shares of common stock, pro rata based on the number of shares of preferred stock and/or common stock held by each. Dividends shall not be cumulative. Upon any liquidation, dissolution or winding up of the Company, each holder of preferred stock shall be entitled to be paid in cash, before distributions to holders of common stock, an amount equal to the sum of (1) $2.238 plus (2) an amount equal to all declared but unpaid dividends on such shares of preferred stock plus (3) an amount necessary to generate an 8% internal rate of return, subject to certain conditions, plus (4) a pro rata portion of the assets and funds of the Company available for distribution to the Company’s stockholders after payment of items (1), (2) and (3) above. At any time, the Company may elect to redeem all or any portion of the preferred stock. At any time on or after June 30, 2011, the holders of not less than a majority of the voting power of the outstanding shares of preferred stock may elect to have redeemed all or any portion of the originally issued and outstanding shares of preferred stock.

Common stock

The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of common stock shall be entitled to receive dividends out of funds legally available at such times and in such amounts as the board of directors may determine in its sole discretion, with holders of preferred stock and common stock sharing pro rata in such dividends.

In the event of the Company’s liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Determination of fair market value

On June 30, 2005, the Company’s outstanding capital stock was purchased by Charlesbank Capital Partners LLC and its affiliated investment funds (“Charlesbank”) in a third-party arm’s-length transaction, after a lengthy auction/sale process. In the sale process, Charlesbank paid $188 million for the Company, using approximately $140.5 million worth of debt incurred by the Company and $47.5 million worth of equity proceeds. This resulted in the equity value of the Company being $47.5 million as of the closing date of the sale. Charlesbank funded the equity through the purchase of preferred stock at a price of $2.238 per share and common stock at a price of $.02238 per share. As of the closing date of the sale, the outstanding shares of preferred stock had a liquidation preference of $47.5 million (as described above and subject to increase thereafter in connection with the 8% internal rate of return discussed above).

Mr. H. Christopher Owings

November 8, 2006

As a result, the fair market value of the common stock nominal, as reflected by the $.02238 price per share paid by Charlesbank. In addition, the difference between the fair market value of the preferred stock and the fair market value of the common stock also takes into account the following features of the preferred stock: dividend rights, redemption rights and certain rights to elect directors. In connection with the sale of the Company, certain members of the Company’s senior management were given the option to purchase shares of preferred stock and common stock at the same price per share.

As a result of the foregoing, the Company’s board of directors believes that the per share purchase price of its preferred stock and common stock represents the fair market value of its preferred stock and common stock for all of the issuance dates.

Anticipated initial public offering valuation

In connection with the proposed offering of the Company’s common stock, the Company initiated discussions in early July 2006 with several investment banks regarding the possibility of an initial public offering of the Company’s common stock. Such discussions continued through late July 2006, when the Company finalized the selection of its underwriters and began planning its initial public offering. Based on market and other conditions, using a multiple of projected calendar 2007 earnings (plus an add-back of amortization expenses associated with the acquisition of the Company by the Charlesbank funds) predicated upon the multiples of a selection of comparable public companies and applying a customary “IPO discount” of 15% to reflect the fact that investors in an initial public offering typically expect to purchase shares at a modest discount to the value of an established public company, the estimated IPO discount value that the underwriters discussed with the Company ranged from $270 million to $315 million, or an estimated price range of $10.84 to $12.64 per share. This valuation range is predicated on an initial public offering pricing in late 2006, and was not intended to reflect the Company’s value at any earlier date. The underwriters noted that the valuation that the Company would ultimately receive was inherently speculative and would be subject to market fluctuations and to fluctuations within the predicted growth rate of the Company. The Company and the underwriters have not finished their discussions about a potential current price range and valuation for the IPO based on market fluctuations and changes to the Company’s performance and outlook; however, the Company does not currently expect that a price range for an offering today would be higher than the range discussed with the Company by the underwriters as set forth above.

Intervening events

Since the last issuance of shares of the Company’s capital stock on November 11, 2005, the following events have increased the per share value of the common stock:

•	MWI Veterinary Supply, Inc. listed shares of its common stock on the Nasdaq Global Market in August 2005. On August 31, 2005, the closing price of the MWI stock was $21.50 per share. On September 30, 2005 and November 11, 2005 the closing price of the MWI stock was $19.95 and $22.53, respectively. Since November 2005, the MWI common stock price has increased significantly to $32.78 on November 7, 2006. This increase in MWI’s stock price has caused the Company to reconsider its own equity valuation on a post-IPO basis. In particular, the Company realizes that public company trading multiples are significantly higher than private company multiples, resulting from, among other things, public market liquidity. As described above, the Company did not contemplate an initial public offering until July 2006.

•	The Company receives substantial rebates from certain of its suppliers at the end of each calendar year upon reaching certain milestones set forth in its agreements with such suppliers. Rebate rates increase throughout the year if sales goals are surpassed. These rates are applied retroactively to sales at the beginning of the calendar year. This creates an exponential increase in rebates recognized in the later months of the calendar year in years when goals are surpassed. The actual rebates earned in calendar year 2005 were substantial and were not foreseeable with any level of certainty as of November 2005.

•

In Q3 2006, the Company hired a National Sales Manager and a Director of International Business. These hires reflect a new focus both nationally (with respect to corporate accounts) and internationally (with respect to foreign accounts) which the Company feels has increased its business prospects significantly. For example,

Mr. H. Christopher Owings

November 8, 2006

the National Sales Manager has already secured a new, multi-million dollar national corporate account.

•	On June 28, 2006, the SEC announced the filing and simultaneous settlement of cease-and-desist proceedings against the Company relating to the purchase of products from Virbac, eliminating the uncertainty that surrounds proceedings of this nature.

•	The Company has recently engaged a buy-side business broker to help it identify acquisition candidates, and such engagement has already resulted in a recently closed acquisition by the Company.

•	In September 2006, the Company paid a $53.3 million dividend to the holders of its preferred stock, which dividend reduced the aggregate liquidation preference amount that is due to holders of its preferred stock upon a liquidation event.

•	The Company anticipates using the proceeds for its initial public offering to repay significant portions of its debt. As a result its post-IPO earnings will no longer be reduced by the significant interest expense associated with such debt.

Conclusion

Based upon the information outlined above, the Company believes that it has used reasonable methods to determine the fair market value of the preferred and common stock and that all shares of preferred stock and common stock have been issued at fair market value. Accordingly, the Company believes that it is not necessary for it to record deferred stock based compensation in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and Financial Accounting Standards Board Interpretation No. 44 “Accounting for Certain Transactions involving Stock Compensation.”

Consolidated balance sheets, page F-3

Comment No. 44

If the dividend disclosed in note (15) is not reflected in the latest balance sheet included in the filing, please include a pro forma balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds in a separate column along side of the most recent historical balance sheet included in the filing. In doing so, please include appropriate disclosure

Mr. H. Christopher Owings

November 8, 2006

of the pro forma adjustments in the notes to financial statements. Please refer to SAB Topic 1:B.3.

Response to Comment No. 44

The Company has revised its disclosure in Amendment No. 1 by providing the September 30, 2006 numbers in the latest balance sheet, which include the dividend disclosed in note (15), in response to the Staff’s comment.

Comment No. 45

Please tell us the items and their amounts included in accrued liabilities for each year presented. Please state separately or disclose in the notes to financial statements any item in excess of 5% of total current liabilities.

Response to Comment No. 45

The Company advises the Staff that below are the items and their amounts included in accrued liabilities for each year presented:

	2005	2006
Customer deposits	1,856	3,031
Reserve for patent dispute	—	2,500
Accrued bonuses	2,244	2,352
Accrued income taxes	(5)	2,058
Accrued commissions	863	950
Accrued customer rebates	864	901
Sales tax liability	698	761
401(k) payable	609	759
Accrued interest	—	586
Accrued health insurance	462	572
Accrued vacation	524	548
Accrued management fees	—	416
Accrued property taxes	302	361
Accrued professional services	488	355
Other liabilities	1,860	1,950

Total accrued liabilities	10,765	18,100

The Company supplementally advises the Staff that no individual items within accrued liabilities for each year presented represent more than 5% of total current liabilities.

Mr. H. Christopher Owings

November 8, 2006

Consolidated statements of operations, page F-4

Comment No. 46

Please consider including a head note disclosing the acquisition and change in control of Walco Holding’s Inc. in a business combination accounted for as a purchase and that the financial statements of the Successor for periods after the acquisition are presented on a different cost basis and are not comparable to the financial statements of the Predecessor. In doing so, a similar head note should also be included on your consolidated statements of cash flows and stockholders’ equity and in the selected consolidated financial data on page 27, summary consolidated financial data on page 6 and in the tabular presentations on pages 31 and 34.

Response to Comment No. 46

The Company has revised its disclosure in Amendment No. 1 by adding a head note on pages 27, 32, F-4, F-5 and F-6 in response to the Staff’s comment.

Comment No. 47

Please present pro forma earnings per share for the latest year and interim period, as applicable, giving effect to the number of shares whose proceeds would be necessary to pay the dividend disclosed in note (15) to the extent that the dividend exceeded earnings during the previous twelve months and giving effect to the conversion of the preferred stock disclosed on page 4. In doing so, please disclose the adjustments to both the numerators and the denominators used in the computations of pro forma earnings per share so that the computations arc transparent to investors. Please refer to SAB Topic 1:B.3. Please note that pro forma earnings per share data should not reflect the offering proceeds.

Response to Comment No. 47

The Company has revised its disclosure in Amendment No. 1 on pages 5, 28, F-4 and F-24 in response to the Staff’s comment and will provide the remaining pro forma disclosure information in a subsequent amendment when the offering price is determined.

Comment No. 48

Please revise the direct cost of products sold line item caption to clearly indicate that it excludes charges for depreciation and amortization separately presented. Please refer to SAB Topic 11:B.

Response to Comment No. 48

The Company has revised its disclosure in Amendment No. 1 on pages F-4 and F-24 in response to the Staff’s comment.

Mr. H. Christopher Owings

November 8, 2006

Comment No. 49

Please tell us the items and their amounts included in other income for each year presented. Please disclose any material amounts of other income on the face or in the notes to financial statements. Refer to Rule 5-03(b)7 of Regulation S-X.

Response to Comment No. 49

The Company advises the Staff that no individual items included in other income for each year presented are material to investors. Although not material to investors, the Company supplementally advises the Staff that the dollar amounts of other income (in thousands) for each year presented are as follows:

	2004	2005	2006
Finance charge income	$594	$224	$397
Interest income	75	162	117
Other gains (losses)	313	286	(36)

Total other income	$982	$672	$478

Comment No. 50

Please revise to state net income available to common stockholders. Refer to SAB Topic 6:B.

Response to Comment No. 50

The Company has revised its disclosure in Amendment No. 1 on page F-4 in response to the Staff’s comment.

Comment No. 51

It appears that the Successor issued its outstanding common stock for nominal consideration and that the issuances should be reflected in your earnings per share computations in a manner similar to a stock split or stock dividend for which retroactive treatment is required by paragraph 54 of SFAS 128. Please advise or revise your earnings per share computations accordingly. Please refer to SAB Topic 4:D.

Response to Comment No. 51

The Company advises the Staff that it does not believe that any of the common stock was issued for nominal consideration. The value of the common and preferred stock was determined at the time of the acquisition of the Company. That value considered the rights and preferences of each class of stock. At the time that value was determined, the per share value of the preferred stock was $22.38. The preferred stock had a preference in liquidation of a right to receive $22.38

Mr. H. Christopher Owings

November 8, 2006

per share, plus an amount for all declared but unpaid dividends, plus an amount to represent an 8% internal rate of return. After the above items are fully paid, then the preferred stock participates on a pro rata basis with the common stock in the remaining assets. The Preferred stockholders also have voting rights and control the Board of Directors. As a result of the above rights and preferences, we believe the $.02 per share value (or $0.22 prior to a 10:1 common stock split) for the common stock represented fair value and do not believe the common stock was issued for nominal value. Therefore, the Company does not believe paragraph 54 of SFAS 128 and SAB Topic 4:D apply. All shares of common stock were valued at the same price per share and have been included in the earnings per share computations for the applicable periods they were outstanding.

Consolidated statements of stockholders’ equity, page F-5

Consolidated statements of cash flows, page F-6

Comment No. 52

Please tell us the amounts of the change in foreign currency translation adjustments related to each asset and liability of foreign operations for each of the periods presented. Please also tell us your basis for presenting foreign currency translation adjustments as a separate line item as opposed to reporting the effect of exchange rate changes on cash balances held in foreign currencies. Please refer to paragraph 25 of SFAS 95. In addition, please consider revising your presentation or disclose that your presentation does not comply with GAAP. Further, please disclose your accounting policies regarding translation of foreign currency financial statements. Finally, please tell us the aggregate transaction gain or loss included in determining net income for each year presented, and if material, please disclose the same in accordance with paragraph 30 of SFAS 52.

Response to Comment No. 52

The Company has revised its disclosure in Amendment No. 1 on pages F-6, F-11 and F-12 to comply with SFAS 95, in particular paragraph 25 in response to the Staff’s comment. The Company supplementally informs the Staff that the aggregate transaction gain or loss included in determining net income for each year presented were $0, $0, and $0 for fiscal years 2004, 2005, and 2006, respectively.

Comment No. 53

Please tell us why deferred income taxes for the years ended June 30, 2006 and 2005 do not agree to the amounts of deferred income tax expense (benefit) disclosed in note (13). Please provide a reconciliation to facilitate our understanding.

Response to Comment No. 53

The Company advises the Staff that deferred income taxes for the years ended June 30, 2005 and 2006 do not agree to the amounts of deferred income tax expense (benefit) disclosed in

Mr. H. Christopher Owings

November 8, 2006

note (13) due to a difference related to “true-up” adjustments resulting from reconciling the applicable years estimated financial reporting tax provision to the amounts included in the tax return. The “true-up” adjustments involve reclassification of certain amounts between taxes payable and deferred income taxes. Below please find a reconciliation to facilitate the Staff’s understanding:

	2005	2006
Deferred income taxes on statement of cash flow	$693	$(3,784)
“True-up” adjustment to tax return	(512)	(56)

Deferred income tax expense (benefit) in Note 13	$181	$(3,840)

In addition, the Company advises the Staff that a misclassification of $759 of deferred taxes that was incorrectly reflected in current tax expense has been corrected to deferred tax expense in footnote (13) on page F-6. The Company advises the Staff that it has corrected this immaterial footnote miscalculation.

Notes to consolidated financial statements, page F-7

Comment No. 54

Please tell us whether revenues from each group of similar products and services described on pages 42 through 44 are reflected in the financial information used to produce your general-purpose financial statements. If so, please disclose the amounts of revenues from each group of products and services in accordance with paragraph 37 of SFAS 131. In addition, please provide a discussion and analysis of revenues for each group of products and services in Management’s discussion and analysis of financial condition and results of operations to the extent necessary to understand your results of operations.

Response to Comment No. 54

The Company advises the Staff that it has deleted the specific product revenue information from the Products section since the Company does not track net sales at the product level from a financial reporting perspective in response to the Staff’s comment. Numerous transactions occur that are not accounted for at the product level such as customer rebates, sales discounts, and other adjusting journal entries. All of the Company’s products and services are marketed and sold through its one reportable segment.

Comment No. 55

We note that you conduct your operations out of 66 locations in the United States and two affiliated locations in Canada. Please disclose the information about geographic areas required by paragraph 38 of SFAS 131.

Mr. H. Christopher Owings

November 8, 2006

Response to Comment No. 55

The Company respectfully advises the Staff that the revenue and long-lived assets discussed in paragraph 38 of SFAS 131 are less than 2% of the consolidated totals for each of the years presented. As a result, the Company has not disclosed those items due to immateriality.

Comment No. 56

We note your disclosure on pages 60 through 64 regarding employee benefit plans providing for share-based payment arrangements. We also note your disclosure on pages 64 through 67 regarding the employment agreements with executive officers which include awards to purchase restricted stock. Please tell us how you are accounting for the restricted stock awards and why your accounting treatment complies with APB No. 25 and FIN 28. In addition, please provide the pro forma disclosures required by 45c. of SFAS 123 and disclose a description of the share-based payment arrangements, including general terms of awards under the arrangements, as required by paragraph 46 of SFAS 123. Please also disclose the number and weighted-average grant-date fair value of restricted shares granted during the year and a description of the assumptions used to estimate fair value of the restricted stock awards. Please note that we may have further comments regarding disclosures required by SFAS 123 after we review your response.

Response to Comment No. 56

As discussed in Response to Comment 51, the Company advises the Staff that it believes that the restricted stock awards were issued at fair value and paid for by the recipients. The Company has included all shares from date of issuance in the earnings per share computations for both basic and diluted earnings per share. In addition, the Company does not have any stock-based employee compensation outstanding for the Successor Periods (see the Company’s Response to Comment 43). For the Predecessor Periods, the Company believes its disclosure on page F-10 complies with 45 c. of SFAS 123.

(2) Summary of significant accounting policies, page F-7

Comment No. 57

Please disclose the types of expenses that you include in the direct cost of products sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the direct cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from direct cost of products sold please disclose the line items that these excluded costs are included in and the amounts included in each line item for each period presented. If applicable, please disclose in Management’s discussion and analysis of financial position and results of operations that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a

Mr. H. Christopher Owings

November 8, 2006

portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Response to Comment No. 57

The Company has revised its disclosure by including a new footnote (c) on page F-7 of Amendment No. 1 in response to the Staff’s comment. The Company supplementally advises the Staff that it believes that the income statement captions are self-explanatory now that the components of direct cost of products sold have been defined in Amendment No. 1. Salaries, wages, commissions, and related benefits include all payroll and people related costs, and all other costs not already included in direct cost of products sold or salaries, wages, commissions, and related benefits are included in selling, general and administrative expenses in Amendment No. 1.

Comment No. 58

Please disclose your accounting policy regarding impairment of long-lived assets.

Response to Comment No. 58

The Company has revised its disclosure in Amendment No. 1 on page F-9 in response to the Staff’s comment.

Comment No. 59

We note your disclosure on page 51 regarding retrospectively rated insurance policies and self-insured risks. Please tell us the liabilities related to retrospectively rated policies and self-insured risks reflected in your most recent balance sheet. Please also tell us how you estimate the liabilities. In addition, please tell us why your accounting policies regarding retrospectively rated insurance policies and self-insured risks are not significant accounting policies that should be disclosed.

Response to Comment No. 59

The Company has revised its disclosure in Amendment No. 1 on page 54 in response to the Staff’s comment.

(b) Revenue recognition, page F-7

Comment No. 60

Please tell us the amounts of revenues from software, equipment, leases and consultative services disclosed on pages 43 and 44 for each period presented. Please also tell us how you account for revenues from software, equipment, leases and services and the extent to which EITF 00-21 applies to your revenue arrangements. If these revenues are material please disclose your revenue recognition accounting policies.

Mr. H. Christopher Owings

November 8, 2006

Response to Comment No. 60

The Company advises the Staff that it does not generate any revenue from software, equipment, leases and consultative services for any of the periods presented. These services are offered as part of the overall product and service offering to customers.

Comment No. 61

Please tell us the amounts of your provisions for sales returns and the allowances for sales returns for each year presented. If material please disclose the information prescribed by Rule 1209 of Regulation S-X in Schedule II -Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X.

Response to Comment No. 61

The Company advises the Staff that it does not have provisions for sales returns or allowances for sales returns in any period presented. The Company supplementally advises the Staff that if the Company accepts a return from a customer, the Company returns it for full credit to the manufacturer.

Comment No. 62

If material, please disclose how you account for restocking fees related to merchandise returns, including the line item on the statements of operations where such fees are included.

Response to Comment No. 62

The Company advises the Staff that it does not charge restocking fees to its customers related to merchandise returns.

Comment No. 63

Please tell us how you account for redeemable points earned under your value in purchasing program disclosed on page 44. Please also tell us the value of points earned in each year presented. In addition, please tell us whether you engage in cooperative advertising, offer any other incentives in connection with the purchase or promotion of your products, such as coupons, rebates, volume-based programs or other consideration. If so, tell us the value of each type of sales incentive provided to customers in each year presented. Please also tell us which items you treat as a reduction of revenue or as a cost or expense and the rationale for your classification. Finally, if material please disclose your accounting policies regarding the recognition and classification of sales incentives. Please refer to EITF 0109.

Response to Comment No. 63

The Company advises the Staff that the products included in its Value in Purchasing program are supported by product vendors. The cost of redeeming customer points is reimbursed by these vendors. If the funding of the program is paid in advance of customer redemption by

Mr. H. Christopher Owings

November 8, 2006

the vendor, the amount is classified in accrued liabilities. If the funding of the program is paid in arrears of the customer redemption, the amount is classified in other receivables. The Company supplementally advises the Staff that in connection with the offering of incentives to customers, the Company offers various rebates to customers to promote products. These rebates totaled $512, $853, and $3,009 for each of the years ended June 30, 2004, 2005, and 2006, and are included as a component of net sales. For revenue recognition disclosure purposes, the Company respectfully informs the Staff that it believes that these amounts are immaterial.

(h) Merchandise inventories, page F-8

Comment No. 64

Please disclose the types of costs that are capitalized in inventories. Please refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

Response to Comment No. 64

The Company has revised its disclosure in Amendment No. 1 in footnote (i) on page F-8 in response to the Staff’s comment.

(i) Property, plant and equipment, page F-8

Comment No. 65

We note that depreciation expense amounts do not agree to depreciation expense disclosed footnote (3) to the tables on pages 6 and 27. Please revise as appropriate.

Response to Comment No. 65

The Company respectfully advises the Staff that the depreciation expense amounts as disclosed footnote (3) to the tables on pages 5 and 28 are correct and represent depreciation related only to property, plant, and equipment as compared to the depreciation expense amounts disclosed on page F-8. The total depreciation expense amounts in the tables on pages 5 and 28 are consolidated depreciation amounts that also include depreciation related to Other Assets.

(m) Earnings per share, page F-11

Comment No. 66

Please tell us how you treated each class of common stock of the Predecessor in the computations of basic and diluted income per share.

Response to Comment No. 66

The Company advises the Staff that each class of common stock of the Predecessor in the computations of basic and diluted income per share were treated as outstanding for all periods for both basic and diluted income per share. All classes of common stock have been treated as if converted to class A common stock and included in the weighted average shares outstanding for both basic and diluted.

Mr. H. Christopher Owings

November 8, 2006

Comment No. 67

Please tell us how you treated restricted shares of common stock of the Successor in the computations of basic and diluted earnings per share.

Response to Comment No. 67

The Company advises the Staff that the restricted shares of common stock of the Successor in the computations of basic and diluted earnings per share were treated as outstanding from the date of issuance for both basic and diluted income per share.

Comment No. 68

Please disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

Response to Comment No. 68

The Company advises the Staff that there are no securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

(3) Acquisitions, page F-12

Comment No. 69

Citing relevant accounting literature, please tell us in detail your basis for using a new basis of accounting or whether predecessor basis, or some combination thereof should be used. In doing, please address the requirements of EITF 88-16 in detail. Notwithstanding the preceding, please disclose your rationale for complete change in accounting basis.

Response to Comment No. 69

The Company advises the Staff that it has reviewed EITF 88-16 and its applicable requirements. The Company supplementally advises the Staff that it considered the following in its analysis:

•	A holding company formed by Charlesbank with no substantive operations (Successor) acquired 100% of the common shares of Walco Holdings, Inc. (Predecessor) on June 30, 2005. As a result of the transaction, Charlesbank acquired 93.32% of the equity interest and obtained unilateral control of Successor;

•	The Residual Interest, as defined in EITF 88-16, of management in the Predecessor was primarily related to stock options;

•	Management’s investment in Successor is entirely comprised of ownership in common and preferred shares of Successor;

Mr. H. Christopher Owings

November 8, 2006

•	Management’s Residual Interest decreased from 7.07% in Predecessor to 6.68% in Successor;

•	Management’s Residual Interest in Successor is not a significant amount;

•	The amount of equity contributed to Successor of $47.557 million is a significant portion of the Company’s capital structure;

•	The increase in debt used to finance the acquisition of 100% of the common shares of Predecessor was $73.4 million;

•	In assessing whether the transaction was highly leveraged and within the scope of EITF 88-16 we performed the following quantitative analysis ($ in millions):

	Debt	Equity
Increase in debt as a result of the transaction	$85.0
Less:
Transaction costs	(5.5)
Increase in cash	(2.5)
Debt financing fees	(3.6)

Cost of Predecessor securities	$73.4	$47.6
	60.7%	39.3%

; and

•	Voting and Board of Directors control is held by Successor’s private equity fund majority shareholder.

After considering all of the factors and circumstances listed above, the Company concluded that a complete change in accounting basis was appropriate.

Comment No. 70

Please tell us how you treated acquired lease agreements in your allocation of the purchase price.

Response to Comment No. 70

The Company advises the Staff that the only material acquired lease agreement was the lease for the Company’s corporate offices in Westlake, Texas. This lease was executed in May, 2005, just one month prior to the June 30, 2005 acquisition. Therefore, the book value of this lease approximated the fair market value.

Comment No. 71

Please disclose the factors that contributed to a purchase price that resulted in the recognition of goodwill. Please refer to paragraph 51b. of SFAS 141.

Response to Comment No. 71

The Company has revised its disclosure in Amendment No. 1 on page F-13 in response to the Staff’s comment.

Mr. H. Christopher Owings

November 8, 2006

(4) Accounts receivable, page F-l3

Comment No. 72

Please disclose the amounts of your provisions for doubtful accounts for each year presented. Please also disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule II—Valuation and Qualifying Accounts or in the notes to the financial statements—See Rule 5-04 of Regulation S-X.

Response to Comment No. 72

The Company has revised its disclosure in Amendment No. 1 on page F-14 in response to the Staff’s comment.

(5) Notes receivable, page F-14

Comment No. 73

Please tell us how you are accounting for the warrants included in other long-term assets. Please also tell the carrying value of warrants at each balance sheet date.

Response to Comment No. 73

The Company advises the Staff that it accounted for the value of the warrants at estimated fair value at the time of their issuance during March, 2004. In connection with purchase accounting in accordance with SFAS 141, the Company considered the value of the warrants and determined the estimated fair value at that time, June 30, 2005, had not changed from the estimated fair value at March, 2004. The value of the warrants included in the balance sheet was $50,000 at each of June 30, 2004, 2005, and 2006. The Company reviews the value of the warrants at each balance sheet date for any potential impairment, and to date there have not been any impairments recorded. The warrants do not have a readily determinable market fair value and, as defined, are not within the scope of SFAS 115.

(8) Long-term debt, page F-16

Comment No. 74

Please describe the most significant restrictions on the payment of dividends contained in your credit agreements indicating their pertinent provisions and the amount of retained earnings or net income restricted or free from restriction. In addition, please provide us your calculation of restricted net assets of consolidated subsidiaries pursuant to Rule 408(e)(3) of Regulation S-X. If restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of most recently completed fiscal year, please describe the nature of any restrictions on the ability of consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances, disclose the amount of restricted assets as of the end of the most recently completed fiscal year and provide Schedule I in accordance with Rule 12-04 of Regulation S-X. Please refer to Rule 5-04(a)(3) of Regulation S-X.

Mr. H. Christopher Owings

November 8, 2006

Response to Comment No. 74

The Company advises the Staff that the most significant restrictions on the payment of dividends in our credit agreements are:

•	No event of default exists, including compliance with the fixed charge coverage ratio tested on a pro forma basis assuming that the dividend had occurred at the beginning of the twelve most recent consecutive calendar months ending on or immediately prior to the date of such dividend;

•	Average availability for the 90 day period prior to such dividend, as well as immediately after the dividend is equal to or greater than $20 million; and

•	Aggregate dividends will not exceed $55 million from the closing date (September 26, 2006) through the termination date (June 30, 2010).

On September 28, 2006 the Company paid a $54.5 million dividend which in essence eliminates the ability to pay another dividend without amending the credit agreements. Since all operating assets are at the subsidiary level, essentially all assets are restricted under the present credit agreements. The Company has added disclosure of this matter to footnote 7 on page F-31 of Amendment No. 1 to state the above as well as address the items required by Schedule 1. In that regard, the Company has disclosed the standalone financial statements of the Company consisting of $54.8 million and $55.6 million of equity and investment in subsidiaries at June 30, 2006 and September 30, 2006, respectively. The statement of operations of the Company, excluding historical intercompany dividends, consists solely of the earnings of its consolidated subsidiaries of $688 and $847 for the three months ended September 30, 2005 and 2006, respectively. The Company advises the Staff that it believes disclosure of this information in its footnotes is sufficient and is in lieu of providing Schedule 1.

(14) Commitments and contingencies, page F-21

Comment No. 75

We note your disclosure on page 32 that you accrued a $2.5 million reserve for potential litigation. We assume that this accrual relates to the patent infringement dispute. If not, please disclose the nature of the contingency giving rise to the loss. In any event, please disclose the amounts losses accrued with respect to each matter, and if no accruals have been made because the conditions in paragraph 8 of SFAS 5 are not met or if exposure to loss exists in excess of the amounts accrued, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. See paragraphs 9 and 10 of SFAS 5.

Response to Comment No. 75

The Company confirms with the Staff that the disclosure on page 34 relates to the patent infringement dispute. The Company has revised its disclosure in Amendment No. 1 on page F-21 in response to the Staff’s comment.

Mr. H. Christopher Owings

November 8, 2006

* * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1163 or Michael S. Turner at (617) 570-1163.

Sincerely,

/s/ John M. Mutkoski

John M. Mutkoski

Enclosures

cc:	James C. Robison, Animal Health International, Inc.
William F. Lacey, Animal Health International, Inc.
Damian Olthoff, Animal Health International, Inc.
Michael S. Turner, Goodwin Procter LLP